SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (Amendment No. 4)*

NAME OF ISSUER:   ACORN VENTURE CAPITAL CORPORATION

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  004907101000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:
     Stephen A. Ollendorff
     100 Park Avenue, 23rd Floor
     New York, New York 10017
     (212) 481-9500

DATE OF EVENT WHICH REQUIRES FILING:  December 12, 1995

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be note deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  004907101000

1.   NAME OF REPORTING PERSON:  Stephen A. Ollendorff

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)           (b)  x

3.   (SEC USE ONLY)

4.   SOURCE OF FUNDS:  PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

7.   SOLE VOTING POWER:  1,366,246

8.   SHARED VOTING POWER:   1,000

9.   SOLE DISPOSITIVE POWER:  466,246

10.  SHARED DISPOSITIVE POWER: 1,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  1,367,246

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes  x      No

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             23.0%

14.  TYPE OF REPORTING PERSON:  IN
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ITEM 1.  SECURITY AND ISSUER

          This Amendment No. 4, amends and supplements the
Schedule 13D, dated July 21, 1993, of Stephen A. Ollendorff, with respect to the Common Stock, $.01 par value (the "Common Stock"), of Acorn Venture Capital Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 522 Park Street, Jacksonville, Florida 32204.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) This Amendment No. 4 to Schedule 13D is being filed by Stephen A. Ollendorff (the "Reporting Person").

          (b)  The principal business address of the
Reporting Person is located at 100 Park Avenue, New York,
New York 10017.

          (c)  The Reporting Person is Co-Chairman of the
Board and Chief Executive Officer of the Company.  The
Reporting Person is also Of Counsel to the law firm of Hertzog, Calamari & Gleason, a New York general partnership having a principal place of business at the address set forth in Item 2(b).

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Reporting Person purchased, on an individual basis, on December 12 and December 14, 1995, an aggregate of 140,000 shares of Common Stock, individually and through the Stephen A. Ollendorff Defined Benefit Pension Plan, from two individuals on a private placement basis, for an aggregate purchase price of $143,498.36, as more specifically described in Item 5(c) below.

          The Reporting Person and the following persons, as a group, purchased an aggregate of 615,000 shares of Common Stock. Each of the parties identified, although acting as a group in acquiring the shares, except as disclosed herein, disclaims acting as a group in holding or disposing of such shares and disclaims "beneficial ownership" in the shares of each of such persons (other than himself or herself). In addition, it is Reporting Person's belief that each member of the group is filing a Schedule 13D on an individual basis.

          Members of Group

          Edward N. Epstein
          Bert Sager
          Herbert Berman
          Ronald J. Manganiello
          Paula Berliner

          This Schedule 13D is also being filed in connection with the irrevocable proxy (the "Proxy") granted to the Reporting Person by Edward N. Epstein, dated December
19, 1995, with respect to all of the shares of Common Stock of the Company beneficially owned by Mr. Epstein.

ITEM 4.   PURPOSE OF TRANSACTION

          The Reporting Person purchased the 140,000 shares of Common Stock for the purpose of investment, as well as to demonstrate his commitment to the long-term viability of the Company and to help deter any change in control that the Board of Directors does not feel is in the best interests of the Company. Of the 140,000 shares purchased, the Reporting Person gifted 70,000 of such shares to various charitable organizations.

          The Proxy gives the Reporting Person voting power, with respect to the election of directors, over all the shares of the Common Stock owned by Mr. Epstein, until December 31, 1998 or until such shares are sold to another party. In addition, the Reporting Person has agreed to use his best efforts (including voting shares of Common Stock owned by him) for the election of the greater of (i) two directors or (ii) a number of directors equal to 22% (rounded up to the next highest number) of the entire Board of Directors, acceptable to Mr. Epstein.

          The Reporting Person has no plans or proposals which relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule
13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of December 21, 1995, the Reporting Person beneficially owned 1,367,246 shares of Common Stock, representing approximately 23.0% of the shares of Common
Stock outstanding as of that date.

          (b) The Reporting Person has sole voting and investment power of 466,246 shares of Common Stock bene-ficially owned by him (which includes 280,000 shares issuable upon exercise of options exercisable within 60 days) and shared voting and investment power on 1,000 shares owned by his wife.

          The Reporting Person has sole voting power of all the shares of Common Stock owned by Edward N. Epstein, with respect to the election of directors only, pursuant to an irrevocable proxy granted by Mr. Epstein to the Reporting
Person; Mr. Epstein has sole investment power with respect to such shares. The following is Mr. Epstein's address, occupation and citizenship:

          Edward N. Epstein
          628 West Road
          New Canaan, CT  06840
          Chief Operating Officer of the Company
          U.S. citizen

          To the knowledge of the Reporting Person, without investigation, during the last five years, Mr. Epstein had neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

          (c) On December 12, 1995, the Reporting Person purchased 56,411 shares of restricted Common Stock of the Company, from an individual, on a private placement basis, for a purchase price of $60,268, and his Defined Benefit Pension Plan, of which the Reporting Person is a trustee and beneficiary, purchased 57,410 shares of restricted Common Stock, from an individual, on a private placement basis, for a purchase price of $60,767.

          On December 12, 1995, the Irrevocable Proxy of
Franklin N. Wolf, dated July 24, 1994, which the Reporting
Person held for 500,000 shares of Common Stock of the Company was terminated, upon the sale by Mr. Wolf of such shares.

          On December 14, 1995, the Reporting Person purchased 15,054 shares of restricted Common Stock of the Company, from an individual, on a private placement basis, for a purchase price of $13,295.36, and his Defined Benefit Pension Plan, of which the Reporting Person is a trustee and beneficiary, purchased 11,125 shares of restricted Common Stock, from an individual, on a private placement basis, for a purchase price of $9,168.

          On December 14, 1995, the Reporting Person contributed 70,000 shares of the restricted Common Stock purchased to various charitable organizations.

          On November 19, 1995, the Reporting Person surrendered to the Company, options previously granted to him to purchase 40,000 shares of Common Stock, at a purchase price of $3.375 per share, in order to enable the Company to grant stock options to another executive officer.

          (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the 280,000 shares of Common Stock underlying the options when purchased, or the 187,246 directly owned by the Reporting Person. No person other than the Reporting Person's wife, or Mr. Epstein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the 1,000 or 750,000 shares, respectively, owned by such person.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER

          The Reporting Person donated 70,000 shares of Common Stock to certain charities. Although there are no formal contractual arrangements, it is anticipated that these charities will consult with the Reporting Person prior to voting or selling the shares donated to them.

          Reference is made to the Proxy disclosed in Item 4 above.

ITEM 7.   MATERIALS TO BE FILED AS AN EXHIBIT

          Exhibit 1.  Irrevocable Proxy dated December 19,
                      1995 between Edward N. Epstein
                      and Stephen A. Ollendorff

          Exhibit 2.  Letter to the Company dated
                      November 19, 1995 from Stephen A.
                      Ollendorff surrending options

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                          SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule
13D is true, complete and correct.


Dated:  December 20, 1995

                              Stephen A. Ollendorff
                              ---------------------------
                              STEPHEN A. OLLENDORFF